Sandoe, Christian T.

From: Drayo, Michael J. (Phila) [DrayoM@ballardspahr.com]
Sent: Monday, November 21, 2005 9:24 AM
To: Sandoe, Christian T.
Cc: Hays, Martha (Phila)
Subject: Ellsworth Convertible Growth and Income Fund, Inc. proxy statement.

Attachments: Rule 145(a)(2).pdf



Rule 145(a)(2).pdf
    (1 MB)

        <<Rule 145(a)(2).pdf>> Hi Christian-

I have attached a SEC Interpretative Release as well as two no-action letters in response
to one of the comments that your colleague Brick Barrientos gave me on the Ellsworth
Convertible Growth and Income Fund, Inc. proxy statement.

The comment as communicated to me is as follows:

Page 23 of the proxy under the heading "Why do We Want to Reorganize the Company? -
Modernization of Shareholder Rights", states that if the reorganization of the Fund
occurs, shareholder rights to vote on an amendment to the Fund's Charter relating to
quarterly tenders would be eliminated. Explain why the elimination of the right to vote
such amendment to the Fund's Charter does not constitute a new investment decision which
would require the filing of a Registration Statement on Form N-14.

I would like to discuss this comment with you in the context of the attached documents.
Hopefully, you are in today and are available to talk this morning.

Thank you & I will give you a call shortly.

Sincerely,
Mike Drayo

Michael J. Drayo Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 49th Floor
Philadelphia, PA 19103
Phone: (215) 864-8637
Fax: (215) 864-9930
www.ballardspahr.com